UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35010

QR ENERGY, LP

(Exact name of registrant as specified in its charter)

515 South Flower Street, Suite 4800

Los Angeles, CA 90071
(213) 225-5900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units Representing Limited Partner Interests

(Title of each class of securities covered by this Form)

9.25% Senior Notes due 2020

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Units Representing Limited Partners Interests: 1

Pursuant to the requirements of the Securities Exchange Act of 1934 QR Energy, LP has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 24, 2014	QR ENERGY, LP

	By:	QRE GP, LLC, its general partner

	By:	/s/ Halbert S. Washburn
	Name:	Halbert S. Washburn
	Title:	Chief Executive Officer